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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 2)


                           Manugistics Group, Inc.
   -----------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock (Par Value $.002 per share)
   -----------------------------------------------------------------------
                       (Title of Class of Securities)


                                 565011-10-3
   -----------------------------------------------------------------------
                               (CUSIP Number)




The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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[S]
                            CUSIP NO. 565011-10-3
                                      -----------

  THE INFORMATION SET FORTH BELOW IN ROWS 5 - 11 IS AS OF DECEMBER 31, 1996

1)      Name of Reporting Person                      William M. Gibson
-------------------------------------------------------------------------------

2)      Check the Appropriate Box                     (a)
                                                         -----------------
        if a Member of a Group                        (b)          X
                                                         -----------------
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3)      SEC Use Only

-------------------------------------------------------------------------------

4)      Citizenship or Place of Organization          U.S.A.

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                 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON WITH

  (5)  Sole Voting Power                                2,640,550*
                                                   --------------------
  (6)  Shared Voting Power                                    -0-
                                                   --------------------
  (7)  Sole Dispositive Power                           2,640,550*
                                                   --------------------
  (8)  Shared Dispositive Power                               -0-
                                                   --------------------
-------------------------------------------------------------------------------

9)      Aggregate Amount Beneficially
        Owned by Each Reporting Person                  2,640,550*

-------------------------------------------------------------------------------

10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [X]

            The following shares, as to which the Reporting Person disclaims beneficial ownership, are excluded:

                -300,500 shares owned by the wife of Reporting Person

                -22,750 shares owned by the adult daughter of Reporting Person

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11)     Percent of Class Represented by
        Amount in Row (9)                                           24.5%

-------------------------------------------------------------------------------

12)     Type of Reporting Person                                    IN

-----------
*Includes 150 shares issuable upon exercise of options

                               Page 2 of 5 Pages
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STATEMENT ON SCHEDULE 13G

ITEM 1.

         (a) Name of Issuer:

                 Manugistics Group, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                 2115 East Jefferson Street
                 Rockville, MD  20852

ITEM 2.

         (a) Name of Person Filing:

                 William M. Gibson

         (b) Address of Principal Business Office:

                 2115 East Jefferson Street
                 Rockville, MD  20852

         (c) Citizenship:

                 U.S.A.

         (d) Title of Class of Securities

                 Common Stock (Par Value $.002 per share)

         (e) CUSIP Number

                 565011-10-3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable




                               Page 3 of 5 Pages
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ITEM 4.  OWNERSHIP

         The information set forth below in this item 4 is as of December 31, 1996.

         (a) Amount Beneficially Owned:  2,640,550 Shares*

         (b) Percent of Class:  24.5%

         (c) Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       2,640,550 (a,b)

                 (ii)  shared power to vote or to direct the vote:  -0- (b)

                 (iii) sole power to dispose or to direct the disposition of:
                       2,640,550* (a,b)

                 (iv)  shared power to dispose or to direct the disposition of:
                       -0- (b)
------------
(a)      Includes 150 shares issuable upon exercise of options.
(b) Excludes 300,500 shares owned by the wife of Reporting Person, and 22,750 shares owned by the adult daughter of Reporting Person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         Not Applicable

                               Page 4 of 5 Pages
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 By:  /s/ William M. Gibson
                                      -----------------------------------------
                                      William M. Gibson
                                      President and Chief Executive Officer
                                      February 13, 1997





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